Exhibit 99.5

James Hardie Industries plc
Europa House 2nd Floor, Harcourt Centre
Harcourt Street, Dublin 2, Ireland
T: +353 (0) 1 411 6924
F: +353 (0) 1 497 1128

27 June 2014

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

Fiscal Year 2014 Irish Statutory Accounts

James Hardie announced today that it has filed the following document relating to fiscal year 2014 with the ASX:

—	Irish Statutory Accounts, which will be filed with the Irish Companies Registration Office (CRO).

Copies of this document are available in the Investor relations area of the company’s website www.jameshardie.com.au.

Shareholders who wish to receive a hard copy of the company’s Irish Statutory Accounts free of charge should contact the company’s Investor relations office on +61 2 8845 3360. Alternatively, shareholders can forward their request by email, including their mailing details, to: investor.relations@jameshardie.com.au.

Yours faithfully

Natasha Mercer

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), David Harrison (USA), Alison Littley (UK),

James Osborne, Donald McGauchie (Australia), Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719